



Thomas Murphy

Token Metrics is perfectly positioned at the heart of the crypto boom. They help new participants, as well as experienced professionals, make the most of their crypto investments. The company is growing very quickly and it is well managed. Since investing in the first round, we have seen the company evolve quickly to meet the needs of its customers. Congratulations to Ian and the awesome team at Token Metrics for their success to date and best wishes on our trip "to the moon and beyond".

Invested $1,000,000 this round & $150,000 previously

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